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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                     PRESS RELEASE ISSUED MAY 17, 2002
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                               QUEBECOR WORLD INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
               ---------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                     Form 40-F   X
          ------                        ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                           No   X
    ------                       ------


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                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index

1.   Press Release dated May 17, 2002 (9/02)

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                               [GRAPHIC OMITTED]

MAY 17, 2002                                                              09/02

FOR IMMEDIATE RELEASE                                               Page 1 of 2


                   QUEBECOR WORLD NORTH AMERICA'S PRESIDENT,
               CHAIRMAN AND CHIEF EXECUTIVE OFFICER, MARC REISCH,
                 RECEIVES AGC'S "POWER OF COMMUNICATIONS" AWARD


New York, NY - May 17, 2002 - At the Association of Graphic Communications'
(AGC) 50th Anniversary Franklin Event, Marc Reisch, President, Chairman and Chief Executive Officer of Quebecor North America was a recipient of the 2002 "Power of Communications" Award. This award is given each year to individuals in the Graphic Arts community, "In recognition of their positive influence, creative excellence, and outstanding achievements within the world of graphic communications".

In accepting the award, Mr. Reisch stated, "As the business leader of the world's largest commercial printer, I am very proud of the role that Quebecor World and its customers play in promoting and supporting the strength and availability of the printed word. With the evolution of a truly global economy, "literacy" and the ability of all of our people to communicate effectively through the written word, has never had a greater importance than it has today. We will continue to support the Graphics Arts community across the New York metropolitan area, across the country, and around the world, as we strive to attract "the best and the brightest" to our industry."

Also at this May 16th event, Michael Bloomberg, the 108th Mayor of the City of New York, was the "Franklin Award" honoree. This award represents the highest single honor bestowed by the Graphic Arts Industry, and serves to focus national and regional attention on the ever-evolving and far-reaching world of graphic communications.

Additional "Power of Communications" recipients were Edward E. Barr, Chairman of Sun Chemical Group, B.V. and Diane Romano, President, AGT-seven, The Eastern Region and e-Business Division of Applied Graphics Technologies.

Photos available upon request.


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FOR IMMEDIATE RELEASE                                               Page 1 of 2

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: WWW.QUEBECORWORLD.COM

                                     - 30 -


FOR FURTHER INFORMATION, PLEASE CONTACT:

Tony Ross
Director, Communications
Quebecor World Inc.
Office: (514) 877-5317
Toll Free: 800 567-7070

Ann Marie Bushell
Executive Vice President, Sales & Marketing
Quebecor World New York
Office: (212) 583-6528


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   QUEBECOR WORLD INC.



                                   By:  /s/ Marie D. Hlavaty
                                       ---------------------------------------
                                   Name:    Marie D. Hlavaty
                                   Title:   Vice President, General Counsel



Date: May 17, 2002